UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 19, 2024, ProQR Therapeutics N.V. (“ProQR”) issued a press release titled, “ProQR Achieves Successful Defense of New Challenge to its Axiomer™ IP Portfolio.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ProQR hereby incorporates by reference the information contained herein into ProQR’s registration statements on Form F-3 (File No. 333-270943, File No. 333-263166, File No. 333-260775 and File No. 333-248740).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: April 19, 2024	By:	/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. dated April 19, 2024.